Exhibit 99.3

GLJ	Petroleum Consultants

Principal Officers:

Keith M. Braaten, P. Eng.

President & CEO

Jodi L. Anhorn, P. Eng.

Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Caralyn P. Bennett, P. Eng.

Leonard L. Herchen, P. Eng.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

Mark Jobin, P. Geol.

John E. Keith, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves and contingent resources as of December 31, 2010, and the information derived from our reports, as described or incorporated by reference in Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Keith Braaten
Keith M. Braaten, P. Eng.
President & CEO

November 8, 2011

4100, 400  –  3rd Avenue S.W., Calgary, Alberta, Canada  T2P 4H2  •  (403) 266-9500  •  Fax (403) 262-1855  •  GLJPC.com